UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

Patheon N.V.
(Name of Subject Company)

Patheon N.V.
(Names of Persons Filing Statement)

Ordinary shares, par value €0.01 per share
(Title of Class of Securities)

N6865W105
(CUSIP Number of Class of Securities)

Eric Sherbet
 General Counsel and Secretary
Evert van de Beekstraat 104
1118, CN, Amsterdam Schiphol
The Netherlands
+31 (0)20 622 3243

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Robert B. Pincus, Esq.
Faiz Ahmad, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
Wilmington, Delaware 19801
(302) 651-3000

  ☐        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 to Schedule 14D-9 (this “Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on May 31, 2017 (as amended by Amendment No. 1 to Schedule 14D-9, filed with the SEC on June 26, 2017, Amendment No. 2 to Schedule 14D-9, filed with the SEC on July 17, 2017, Amendment No. 3 to Schedule 14D-9, filed with the SEC on July 20, 2017, Amendment No. 4 to Schedule 14D-9, filed with the SEC on August 7, 2017, and Amendment No. 5 to Schedule 14D-9, filed with the SEC on August 23, 2017, together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), by Patheon N.V., a public limited liability company organized under the laws of The Netherlands (“Patheon”). The Schedule 14D-9 relates to the offer by Thermo Fisher (CN) Luxembourg  S.à r.l., a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg (“Purchaser”), and a wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), to purchase all of the outstanding ordinary shares, par value €0.01 per share of Patheon (the “Shares”) at a purchase price of $35.00 per share, less any applicable withholding taxes and without interest, to the holders thereof, payable in cash (the “Offer Consideration”) pursuant to a purchase agreement, dated May 15, 2017, (the “Purchase Agreement”) by and between Patheon, Purchaser and Thermo Fisher, upon the terms and subject to the conditions set forth in an Offer to Purchase, dated May 31, 2017 (the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, as each may be amended or supplemented from time to time, the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 6, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 6 have the meanings ascribed to them in the Schedule 14D-9.

Item 2.	Identity and Background of Filing Person

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer” is hereby further amended and supplemented by adding the following section after the last paragraph of such section:

“Expiration of the Offer; Subsequent Offering Period

At 5:00 p.m., New York City time, on August 28, 2017, the initial offering period for the Offer expired as scheduled. American Stock Transfer & Trust Company, LLC, the depositary for the Offer, has advised that, as of the Expiration Time, a total of 138,406,058 Shares (excluding 176,509 Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee), representing approximately 95.3% of the outstanding Shares, had been validly tendered pursuant to the Offer and not properly withdrawn.

All conditions to the Offer having been satisfied, Purchaser has accepted for payment, and expects to promptly pay for, all Shares validly tendered pursuant to the Offer and not properly withdrawn.

Pursuant to the Purchase Agreement and in accordance with Rule 14d-11 promulgated under the 1934 Act, Purchaser has commenced a subsequent offering period of the Offer (the “Subsequent Offering Period”). The Subsequent Offering Period will expire at 12:01 a.m., New York City time, on September 13, 2017, unless extended. All Shares properly tendered during the Subsequent Offering Period will be immediately accepted for payment, and tendering holders will thereafter promptly be paid the same Offer Consideration of $35.00 per Share, in cash, without interest and less applicable withholding taxes or other taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase. The procedures for accepting the Offer and tendering Shares during the Subsequent Offering Period are described in the Offer to Purchase and are generally the same as those applicable to the initial offering period, except that Shares validly tendered during the Subsequent Offering Period may not be withdrawn and the guaranteed delivery procedures may not be used during the Subsequent Offering Period during the Subsequent Offering Period.

In connection with the Offer, pursuant to the terms of the Purchase Agreement, at the Offer Closing, James C. Mullen, Stephan Tanda, Charles I. Cogut, Gary Pisano, Philip Eykerman, Pamela Daley, Hugh Welsh, Paul S. Levy, Daniel Agroskin and Hans Peter Hasler each resigned and ceased to be directors of Patheon.  At the Offer Closing, Anthony H. Smith became the executive director of Patheon, Seth H. Hoogasian, Patrick M. Durbin, John Sos and Shiraz Ladiwala became non-executive directors of Patheon, and Jeffrey P. McMullen and William B. Hayes remained on Patheon’s board of directors as independent directors.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(K)	Press release issued by Thermo Fisher, dated August 29, 2017 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).

Forward-Looking Statements

This communication contains forward-looking statements that involve a number of risks and uncertainties. Words such as “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions are intended to identify forward-looking statements, but other statements that are not historical facts may also be deemed to be forward-looking statements. Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change; implementation of strategies for improving growth; general economic conditions and related uncertainties; dependence on customers’ capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; and the effect of laws and regulations governing government contracts, as well as the possibility that expected benefits related to recent and pending acquisitions, including the acquisition of Patheon, may not materialize as expected; difficulty retaining key employees; and our ability to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all. Additional important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in Thermo Fisher’s Annual Report on Form 10-K for the year ended December 31, 2016, which is on file with the U.S. Securities and Exchange Commission ("SEC") and available in the “Investors” section of Thermo Fisher’s website, ir.thermofisher.com, under the heading “SEC Filings,” and in any subsequent Quarterly Reports on Form 10-Q and other documents Thermo Fisher files with the SEC, and in Patheon’s Annual Report on Form 10-K for the year ended October 31, 2016 and its subsequent Quarterly Reports on Form 10-Q, including its Quarterly Report on Form 10-Q for the quarter ended January 31, 2017 and its Quarterly Report on Form 10-Q for the quarter ended April 30, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Patheon’s website, ir.patheon.com, under the heading “SEC Filings,” and in other documents Patheon files with the SEC. While Thermo Fisher or Patheon may elect to update forward-looking statements at some point in the future, Thermo Fisher and Patheon specifically disclaim any obligation to do so, even if estimates change and, therefore, you should not rely on these forward-looking statements as representing either Thermo Fisher’s or Patheon’s views as of any date subsequent to today.

Additional Information and Where to Find It

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Patheon or any other securities, nor is it a substitute for the tender offer materials that Thermo Fisher and its acquisition subsidiary have filed with the SEC.  On May 31, 2017, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, was filed with the SEC by Thermo Fisher and its acquisition subsidiary and a solicitation/recommendation statement on Schedule 14D-9 was filed with the SEC by Patheon with respect to the tender offer. The offer to purchase all of the outstanding ordinary shares of Patheon is only being made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO (as amended from time to time).

THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND THE OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CONTAIN IMPORTANT INFORMATION.  INVESTORS AND SHAREHOLDERS OF PATHEON ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT SUCH PERSONS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES.

The tender offer materials (including the offer to purchase and the related letter of transmittal and the other tender offer documents), the solicitation/recommendation statement and other documents filed with the SEC by Thermo Fisher or Patheon may be obtained free of charge at the SEC’s website at www.sec.gov or at Patheon’s website at www.patheon.com or by contacting Patheon’s investor relations department at 919-226-3165 or at Thermo Fisher’s website at www.thermofisher.com or by contacting Thermo Fisher’s investor relations department at 781-622-1111. In addition, investors and shareholders of Patheon may obtain free copies of the tender offer materials by contacting D.F. King & Co., Inc., Thermo Fisher’s information agent for the tender offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Patheon N.V.

By:	/s/ Eric Sherbet
	Name:	Eric Sherbet
	Title:	General Counsel and Secretary

Date:  August 29, 2017